June 4, 2018

RE: Get cash now from your Presidio Property Trust (formerly NetREIT) investment.

Dear Investor,

Good news!  Now you can sell your Presidio Property Trust, Inc. investment and regain control of your money.  Right now, MacKenzie Capital Management, LP will pay you $2.60 per Share. Now you can do what you want with your money—move it to a more liquid investment, pay off your bills, or buy something you really need-and quit waiting for the REIT to decide if or when you get your money back. But this offer expires on July 20, 2018, so you must act soon.

Why take advantage of this opportunity today?
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Guarantee your cash now. Presidio Property Trust has an infinite life, and it has not said when it might liquidate.  The REIT does not have a formal policy with respect to a stock repurchase program and typically restricts repurchases to hardship cases only.  Sell today and ensure you get your money out from this security.

•	Presidio Property Trust has suspended distributions. The payment of distributions was suspended in the third quarter of 2017.
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Sell without broker fees or commissions. Most secondary market sales (which do not necessarily correspond with the Purchase Price) incur fees and commissions of up to 7% of the sale price and are subject to a $150 - $200 minimum fee per trade. With us, these fees and commissions are eliminated.

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Eliminate the long and uncertain waiting period. Private and non-traded securities like Presidio Property Trust can be very difficult to sell. It can take weeks or months to find an interested buyer and Presidio Property Trust may continue to operate indefinitely! But now you can sell your Shares and get your money out.

If you act today, you can get your cash now. We will mail your check within three business days after Presidio Property Trust confirms the transfer.  MacKenzie has been in the business of buying real estate investments for over 25 years and has cashed-out tens of thousands of investors like you. Our advisory affiliate is a registered investment adviser with the SEC and has over $200 million under management. There are no financing contingencies with this offer. Please carefully read the Offer to Purchase and Assignment Form. If you choose to sell your Shares to us, please fill out the enclosed form and return it to us today so we can send you your money. If you have any questions, please email us at offers@mackenziecapital.com or call us at (925) 631-9100.

Sincerely,
Robert Dixon
Managing Director

P.S. Remember, this offer expires July 20, 2018 (unless extended). So don't delay. Fill out and mail in the Presidio Property Trust Assignment Form today so we can transfer the Shares and rush you a check once the Offer expires.

The Purchasers are offering to purchase for cash up to 1,600,000 Shares at a price of $2.60 per Unit, upon the terms and subject to the conditions set forth in Purchasers' Offer to Purchase and in the related Assignment Form, which you should read, available at the SEC's EDGAR website, at www.mackenziecapital.com/tenders/Presidio.pdf or by calling or writing us for a free copy.  The Purchasers are making this offer in view of making a profit, so the price offered is below the REIT's estimated $5.48 per Share value, but there can be no assurance as to the actual value of a Share until the REIT liquidates.  If you tender your Shares, you are giving up any rights to distributions after the Expiration Date in exchange for the purchase price.

THE OFFERS AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., PACIFIC TIME, ON July 20, 2018, unless and until Purchasers, in their sole discretion, shall have extended the period of time for which the Offer is open.  Tenders of Shares made pursuant to the Offer is irrevocable, except that Unitholders who tender their Shares in response to the Offer will have the right to withdraw their tendered Shares at any time prior to the Expiration Date by sending us a written or facsimile transmission notice of withdrawal identifying the name of the person who tendered Shares to be withdrawn, signed by the same persons and in the same manner as the Assignment Form tendering the Shares to be withdrawn. The Offer contains terms and conditions and the information required by Rule 14d-6(d)(1) under the Exchange Act which are incorporated herein by reference. The Tender Offer Documents contain important information which should be read carefully before any decision is made with respect to the Offer.